                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. n/a)
                                             ---

                            CANADIAN 88 ENERGY CORP.
                            ------------------------
                                (Name of Issuer)

                                 Common Shares
                                 -------------
                         (Title of Class of Securities)

                                  13566G 50 9
                                  -----------
                                 (CUSIP Number)

                                 Greg S. Noval
                       Suite 3580, 400 - 3/rd/ Avenue S.W.
                              Calgary, AB T2P 4H2
                           Telephone: (403) 216-2375
                           -------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 24, 2000
                                 --------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

--------------------------------------------------------------------------------
CUSIP No.: 13566G 50 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON       Greg S. Noval

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                               (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [x]

--------------------------------------------------------------------------------
6    CITIZENSHIP OF PLACE OF ORGANIZATION

     Canadian
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER              7,273,410

NUMBER OF SHARES           -----------------------------------------------------
BENEFICIALLY OWNED         8   SHARED VOTING POWER                    0
BY EACH REPORTING
PERSON WITH                -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER         7,273,410

                           -----------------------------------------------------
                           10  SHARE DISPOSITIVE POWER                0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,273,410
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN

Item 1  Security and Issuer
        -------------------

        The class of equity securities to which this Schedule 13D (this "Statement") relates is the common shares (the "Common Shares") of Canadian 88 Energy Corp., a corporation incorporated under the laws of Canada (the "Issuer"). The address of the Issuer's principal executive offices is Suite 700, 400 - 3/rd/ Avenue S.W., Calgary, Alberta, Canada T2P 4H2.

Item 2  Identity and Background
        -----------------------

        The person filing this Statement is Greg S. Noval. Mr. Noval is a Canadian citizen. His residential address is Box 447, Turner Valley, Alberta, Canada T0L 2A0. Mr. Noval is the President and Chief Executive Officer of Prize Energy Inc., a corporation whose common shares are listed on the Canadian Venture Exchange but which is not a registrant under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"). Mr. Noval is the former President and Chief Executive Officer and a current director of the Issuer.

        Mr. Noval has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows: On October 15, 1997, the Alberta and Ontario securities commissions (the "ASC" and the "OSC", respectively) issued orders relating to a settlement agreement entered into by the Issuer, Mr. Noval and two other parties in respect of their involvement in a take-over bid made in early 1997 by the Issuer for the common shares of Morrison Petroleums Ltd., a corporation whose common shares were listed on the Toronto and Montreal stock exchanges but which was not a registrant under the Securities Act or the Exchange Act. No findings of fact were made under the settlement agreement, but the Issuer and Mr. Noval were required to submit that the facts alleged by the OSC and the ASC were contrary to the public interest. The Issuer was required to make a Cdn. $200,000 payment to the ASC and was reprimanded by the OSC. Mr. Noval was prohibited from trading in securities and from relying on most exemptions available under the securities legislation of Alberta and Ontario for a period of 12 months.

Item 3  Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        Mr. Noval acquired 500,000 Common Shares (the "Acquired Shares") with Cdn. $1,000,000 of personal funds. An additional 6,773,410 Common Shares were already held by Mr. Noval.

Item 4  Purpose of Transaction
        ----------------------

        Mr. Noval purchased the Acquired Shares for investment purposes and as part of a larger restructuring of the Issuer by which the Issuer formed an alliance with Duke Energy Hydrocarbons, L.L.C. ("DEH"), a Delaware limited liability company.

        Although Mr. Noval has no current intention of acquiring additional Common Shares or other securities of the Issuer, he intends to review continuously his position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. Noval may retain or from time to time increase his holdings or dispose of all or a portion of his holdings, subject to the terms and provisions of the Shareholders' Agreement (as defined below) and any applicable legal restrictions on his ability to undertake such actions.

        Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), Mr. Noval has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Item 5  Interest in Securities of the Issuer
        ------------------------------------

        Mr. Noval is the beneficial owner and has sole power to vote and dispose of 7,273,410 Common Shares, representing 5.5% of the outstanding Common Shares of the Issuer. In addition, Mr. Noval holds options to acquire a further 1,250,000 Common Shares of the Issuer.

        With the exception of the acquisition of the Acquired Shares on March 24, 2000, Mr. Noval has not been a party to any transaction in the Common Shares beneficially owned by him in the last 60 days. Mr. Noval knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Shares.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

        On March 24, 2000, the Issuer, DEH and Mr. Noval entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, the parties agreed to reconstitute the board of directors of the Issuer (the "Board"), and to restrict, subject to certain conditions, the ability of DEH and Mr. Noval to purchase additional securities of the Issuer or to engage in business combinations or related party transactions with the Issuer. In addition, the Shareholders' Agreement grants DEH and Mr. Noval certain rights with respect to maintaining their current percentage ownership in the Issuer.

        Pursuant to the Shareholders' Agreement, the existing Board was reconstituted and the number of directors will be increased from eight to nine. Each of DEH and Mr. Noval have the right to nominate such number of candidates for election to the Board equal to the greater of (i) two, or (ii) the number (rounded to the nearest whole number) obtained by multiplying the total number of directors comprising the entire Board by the percentage of securities held by DEH and Mr. Noval, respectively, having the right to vote for the election of directors. The members of the Board other than those nominated by DEH and Mr. Noval are to be independent directors. DEH and Mr. Noval have agreed not to vote against, or abstain from voting for, the election of the other party's nominees. The executive, audit and nominating committee will be comprised of three members of the Board, one of which shall be a nominee of each of DEH and Mr. Noval, with the remaining director being an independent director. The Shareholders' Agreement provides that the Board will not be further increased without consent of DEH and Mr. Noval.

        The Board, after giving effect to the provisions of the Shareholders' Agreement, is comprised of James D. Raymond (Chairman), Mr. Noval, T.J. (Jake) Harp, John E. Panneton, John S. Burns, Donald R. Gardner, Joseph L. Pritchett, III, and Alfred R. Mitchell.

Item 7  Material to be Filed as Exhibits
        --------------------------------

        Exhibit 1: Shareholders' Agreement, dated March 24, 2000, between the Issuer, DEH and Mr. Noval.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Date: October 27, 2000
                                          --------------------

                                     By:  /s/ Greg S. Noval
                                          --------------------
                                             Greg S. Noval